                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   1     )*
                                          ---------

                            THE MIDDLEBY CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   596278-10-1
           --------------------------------------------------------
                                 (CUSIP Number)

   John J. Hastings, 2850 W. Golf Road, Suite 405, Rolling Meadows, Il 60008
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 4, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---

CUSIP No. 596278-10-1                13D                 Page   2  of  4   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Laura B. Whitman

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /  /
     of a Group*                               (b)  /x /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               142,375
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  300,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  142,375
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  300,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     442,375
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  SECURITY AND ISSUER.

    The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 2850 W. Golf Road, Suite 405, Rolling Meadows, IL 60008.

Item 2.  IDENTITY AND BACKGROUND.

    (a) Name: Laura B. Whitman, in her  individual and fiduciary capacities.

    (b) Residence or Business Address: Ms. Whitman's business address is Christie's, 502 Park Avenue, New York, NY 10028.

    (c) Ms. Whitman is a specialist in Chinese paintings at Christie's in New York, a position she has held since 1995.

    (d) During the past five years, Ms. Whitman has not been convicted in a criminal proceeding.

    (e) During the last five years Ms. Whitman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Citizenship: U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

Item 4.  PURPOSE OF THE TRANSACTION.

    This amendment to statement on Schedule 13D has been filed by the reporting person to report the sale of 100,000 Shares in connection with the
public offering by the Company.   Ms. Whitman has no present plans or
proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

    (a)  Ms. Whitman holds Shares as co-trustee as follows:

              Name                                       Number Of Shares
              ------                                      ----------------
         Robert R. Henry and Laura B. Whitman, Co-Trustees
         U/T/A dated 12-20-90
         F/B/O Laura B. Whitman                              300,000

    In addition to the 300,000 Shares held by Ms. Whitman as co-trustee, Ms. Whitman directly owns 142,375 Shares in her individual capacity, for a total beneficial ownership of 442,375 Shares, or approximately 4.2% of the outstanding Shares of the Company.

    (b) Including 3,750 Shares issuable upon exercise of options granted in February of 1996, Ms. Whitman has sole disposition and voting power with respect to 142,375 of the Shares described in (a) above and shared disposition and voting power with respect to the 300,000 Shares held in the trust dated 12-20-90, of which Ms. Whitman is also the beneficiary.

    (c) The only transaction involving the Shares of the Company by Ms. Whitman during the past 60 days was the sale of 100,000 Shares described in
Item 4 hereof.

    (d) and (e): Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The sales to underwriters described above are pursuant to an underwriting agreement dated October 29, 1997. A copy of the agreement is attached as
Exhibit 1 hereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 - Underwriting Agreement dated October 29, 1997.

    Exhibit 2 - Lock-up Agreement dated September 19, 1997.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November   5 , 1997



                                /s/ Laura B. Whitman
                             --------------------------
                             Laura B. Whitman, Individually and as Co-Trustee U/T/A dated December 20, 1990 F/B/O Laura B. Whitman